Exhibit 12.1

ENERGY TRANSFER EQUITY, L.P.
Computation of Ratio of Earnings to Fixed Charges
(in millions, except for ratio amounts)
(Unaudited)

	Years Ended December 31,
	2013	2012	2011	2010	2009
Fixed charges:
Interest expense	$1,221	$1,018	$740	$625	$468
Capitalized interest	45	101	14	29	16
Interest expense included in rental expense	16	6	3	3	3
Distribution to the Series A Convertible Redeemable Preferred Units	6	8	8	4	—
Accretion of the Series A Convertible Redeemable Preferred Units	—	1	—	—	—
Total fixed charges	1,288	1,134	765	661	487
Earnings:
Income from continuing operations before income taxes	375	1,437	548	358	701
Less: equity in earnings (losses) of affiliates	236	212	117	65	20
Total earnings	139	1,225	431	293	681
Add:
Fixed charges	1,288	1,134	765	661	487
Amortization of capitalized interest	7	5	4	3	1
Distributed income of equity investees	313	208	117	65	—
Less:
Interest capitalized	(45)	(101)	(14)	(29)	(16)
Income available for fixed charges	$1,702	$2,471	$1,303	$993	$1,153

Ratio of earnings to fixed charges	1.32	2.18	1.70	1.50	2.37